PRESS RELEASE
CANADA SOUTHERN PETROLEUM LTD.
For Immediate Release
Special Meeting
Calgary, Alberta, September 27, 2006 — Canada Southern Petroleum Ltd. (the “Corporation”) (NASDAQ: CSPLF) (TSX: CSW) announces that it has called a Special Meeting of its shareholders to be held in Calgary, Alberta on October 25, 2006.
The purpose of the Special Meeting is to consider a proposed amalgamation between the Corporation and a wholly-owned subsidiary of Canadian Oil Sands Limited pursuant to which shareholders of the Corporation (other than Canadian Oil Sands Limited) will receive US$13.10 in cash and the Corporation will become a wholly-owned indirect subsidiary of Canadian Oil Sands Limited. Canadian Oil Sands Limited indirectly acquired approximately 78.5% of the outstanding common shares of the Corporation pursuant to a tender offer for consideration of US$13.10 per Common Share.
The Corporation anticipates that a proxy circular with respect to the shareholders meeting will be mailed to shareholders on or about September 27, 2006.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Corporation is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Corporation also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Corporation’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Corporation has 15,052,770 shares outstanding.
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For further information, please contact: John W.A. McDonald, President and Chief Executive Officer, at (403) 269-7741.